

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

December 12, 2019

Corporate Secretary
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, NJ 07302

Re: Shareholder Proposal

To Whom It May Concern:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Bel Fuse Inc. (the "Company" or "Bel Fuse") include the proposal in its proxy statement for the 2020 Annual Meeting of Shareholders ("Annual Meeting"). GAMCO is proposing a resolution that urges shareholders to vote to request that the Company's Board of Directors undertake the necessary steps to provide the Company's Class A Common Stockholders with the right to convert their shares into the Company's Class B Common Stock at their option at any time.

Currently, GAMCO beneficially owns approximately 234,738 shares of Bel Fuse's Class A Common Stock. According to our information, this represents 10.94% of the outstanding Class A Common Stock. Attached as Exhibit A are Amendments 42 through 44 to our Schedule 13D, dated May 22, 2018 through December 12, 2019, respectively. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Bel Fuse since prior to December 11, 2018. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from December 11, 2018 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Bel Fuse holds its 2020 Annual Meeting.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

GAMCO
ASSET MANAGEMENT

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Bel Fuse Inc. (the "Company" or "Bel Fuse") request the Board of Directors take all necessary steps, including amending the Company's By-Laws and/or Certificate of Incorporation subject to any required shareholder vote(s), to provide the Company's Class A Common Stockholders with the right to convert their shares into the Company's Class B Common Stock at their option at any time.*

SUPPORTING STATEMENT

As of the close of trading on December 11, 2019 (date prior to the submission of this shareholder proposal), the Company's Class A Common Shares were trading at an approximately four dollar discount to the Company's Class B Common Shares.

Bel Fuse's Class A Common Shares have one vote per share. The Company's Class B Common Shares generally have no voting rights.

Bel Fuse's Class B Common Shares are entitled to dividends of not less than five percent above the dividends paid to holders of the Company's Class A Common Shares.

GAMCO presented a similar shareholder proposal at Bel Fuse's 2018 Annual Meeting of Shareholders ("2018 Annual Meeting"). According to the vote results disclosed by the Company 647,052 shares voted "For" the proposal and 673,548 shares voted "Against" the proposal. GAMCO highlights that the Company's Certificate of Incorporation suppresses the voting rights of Class A Shareholders owning in excess of 10% of the outstanding Class A Common Shares unless the shareholders take the extraordinary steps to purchase a required number of Class B Common Shares. Therefore the voting rights were suspended with respect to approximately 461,000 shares owned on behalf of GAMCO's clients and certain of its affiliates. These shares would have voted in favor of the shareholder proposal and the proposal would have been approved by a majority of the votes cast at the 2018 Annual Meeting.

WE URGE ALL SHAREHOLDERS TO VOTE "<u>FOR</u>" THIS PROPOSAL







AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK	)	
	)	ss.:
COUNTY OF WESTCHESTER	)	

David Goldman, being duly sworn, deposes and says:

1. I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Bel Fuse Inc. ("Bel Fuse") for Bel Fuse's 2020 Annual Meeting of Shareholders ("Annual Meeting").

2. GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Bel Fuse throughout the period since December 11, 2018. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Bel Fuse's Annual Meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

David Goldman

Sworn to before me this
12th day of December 2019

Notary Public

MARK J. GAMBETTA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02GA6171160
Qualified in Westchester County
Commission Expires July 23, 2023

<u>Exhibit A</u>

Amendment numbers 42, 43 and 44 to Schedule 13D, dated May 22, 2018, September 25, 2019 and December 12, 2019, respectively (complete filings available on EDGAR).